

January 16, 2026

Bo Zhu
Chief Executive Officer
AGM GROUP HOLDINGS, INC.
Unit 2212, 22/F, CC Wu Building
302-308 Hennessy Road
Wanchai, Hong Kong

> **Re: AGM GROUP HOLDINGS, INC.**
> **Registration Statement on Form F-3**
> **Filed January 14, 2026**
> **File No. 333-292730**

Dear Bo Zhu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology